

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 2, 2014

<u>Via E-mail</u>
Mikkel Svane
Chief Executive Officer
Zendesk, Inc.
989 Market Street, Suite 300
San Francisco, CA 94103

> **Re:** **Zendesk, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed April 23, 2014**
> **File No. 333-195176**

Dear Mr. Svane:

We have reviewed your amended registration statement and the submission provided to us on May 2, 2014 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Use of Proceeds, page 47</u>

1. Please expand the disclosure in the first paragraph to quantify the estimated underwriting discounts and commissions and estimated offering expenses. Please consider quantifying in your dilution discussion on page 52, as well.

<u>Dilution, page 52</u>

2. Please expand your discussion in the second paragraph to clarify how you arrived at a net tangible book value of $2.5 million, with quantification of reconciling items such as intangible assets and accrued offering costs.

<u>Note 3 – Acquisition, page F-19</u>

3.   Please tell us how you concluded the historical results of Zopim were not material to your financial statements for purposes of presenting pro forma revenue and results of operations per ASC 805-10-50-2(h). Tell us the amount of revenue and earnings in the current and prior annual periods. Also, please provide us with your significance tests under Rule 3-05(b)(2) of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tom D'Orazio, Staff Accountant at (202) 551-3825 or Terence O'Brien, Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Kamyar Daneshvar, Staff Attorney at (202) 551-3787 or me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

cc: Via E-mail
William J. Schnoor Jr., Esq., Goodwin Procter LLP
Bradley C. Weber, Esq., Goodwin Procter LLP